FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2004

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                           4-1 Nishi-Shinjuku 2-chome
                                   Shinjuku-ku
                                 Tokyo 163-0880
                                      Japan
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X     Form 40-F
                                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                             ---------


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Materials Contained in this Report:

1. English-language press release dated January 15, 2004, announcing the appointment of R. Keith Lee as president and chief executive officer of Advantest America, Inc.

2. English translation of the Japanese-language Overview of Third Quarter Financial Results for the period commencing April 1, 2003 and ending December 31, 2003, as filed with the Tokyo Stock Exchange on January 27, 2004.

3. English translation of a press release dated January 27, 2004, announcing the Registrant's revised earnings forecast for the fiscal year ending March 31, 2004.

4. English translation of a press release dated January 27, 2004, announcing the issuance of stock options by the Registrant.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Advantest Corporation



                                      By:    /s/ Hitoshi Owada
                                          --------------------------------------
                                          Name:  Hitoshi Owada
                                          Title: Director and
                                                 Managing Executive Officer


Date:  January 27, 2004